UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

OR

☐   TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number   1-10233

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAGNETEK FLEXCARE PLUS RETIREMENT SAVINGS PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MAGNETEK, INC.

10900 Wilshire Boulevard

Los Angeles, CA  90024

Magnetek FlexCare Plus Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Savings Plan Committee

Magnetek, Inc.

We have audited the accompanying statement of net assets available for benefits of the Magnetek FlexCare Plus Retirement Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Los Angeles, CA

July 11, 2005

Report of Independent Registered Public Accounting Firm

The Savings Plan Committee

Magnetek, Inc.

We have audited the accompanying statement of net assets available for benefits of the Magnetek FlexCare Plus Retirement Savings Plan as of December 31, 2003. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Woodland Hills, California
June 25, 2004

Magnetek FlexCare Plus Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value	$41,711,316	$40,683,480
Receivables:
Participant contributions	15,210	—
Employer contributions	43,345	—
Net assets available for benefits	$41,769,871	$40,683,480

See accompanying notes.

Magnetek FlexCare Plus Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2004

Additions:
Interest and dividend income	$1,189,925
Contributions:
Participant	1,344,437
Employer	454,272
Net appreciation in fair value of investments	2,227,357
Total additions	5,215,991

Deductions:
Benefits paid to participants	4,052,207
Administrative expenses	77,393
Total deductions	4,129,600

Net increase	1,086,391
Net assets available for benefits:
Beginning of year	40,683,480
End of year	$41,769,871

See accompanying notes.

Magnetek FlexCare Plus Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the Magnetek FlexCare Plus Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Magnetek, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective March 31, 2003, the Plan was amended to allow for the merger of the Maxtec International Corp. Retirement Savings Plan into the Plan.

The Plan allows newly hired eligible employees to participate on the first day of the pay period subsequent to performance of one hour of service for the Company. Newly hired employees are automatically enrolled in the Plan; however, no eligible employee shall be automatically enrolled until the eligible employee has received notice of the procedure for making contribution elections and has been given a reasonable period in which to make an election.

Contributions

Each year, participants may contribute up to 16% of eligible pre-tax annual compensation and up to an additional 10% of eligible after-tax annual compensation as a supplemental contribution, as defined in the Plan document. Total contributions may not exceed 20% of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Effective January 1, 2002, the Plan was amended to change the Company contributions to 50% of the first 6% of the participant’s basic contributions. Additional amounts may be contributed at the option of the Company’s board of directors.

After receiving proper notification, automatically enrolled eligible employees begin making before-tax contributions to the Plan in an amount of 3% of their pay. If an automatically enrolled employee does not wish to participate in the Plan, the employee may disenroll electronically, making such an election with J.P. Morgan, the Trustee.

Participants have the option under the Plan to direct their contributions in a number of investment options offered by the Plan.  One available option is to use an investment manager, ProManage, Inc. (the Investment Manager).  The Investment Manager may manage participant accounts using the same investment options offered to the participants by the Plan.  Participants can opt out of the Investment Manager choice or change other investment options at any time through the Trustee.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan investment results, and is charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on completed years of service as follows:

Years of Service	Vested Percentage

Less than one year	0%
One	20%
Two	40%
Three	60%
Four	80%
Five or more years	100%

All employees are fully vested upon attaining age 65, death or disability, or upon the termination or discontinuation of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to terminate the Plan at any time subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to restore accounts for employees who are rehired, to pay Plan fees and expenses or to decrease supplemental Company contributions, if any. For the year ended December 31, 2004, forfeited nonvested accounts totaling approximately $44,000 were used to reduce Company contributions.

Payment of Benefits

Participants may withdraw all or part of their after-tax contributions or earnings thereon only once in any 12-month period. In the event of financial hardship, there are provisions in the Plan, subject to limitations, which will permit an active participant to withdraw before-tax contributions and related earnings.

If a participant’s employment is terminated due to death, disability or retirement, the participant or his or her beneficiary is entitled to a distribution of the entire balance in his or her account.

If a participant’s employment is terminated for a reason other than those stated above, the participant forfeits the nonvested portion of the employer contributions of his or her account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $250 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan repayment terms may be for a period not to exceed five years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate published in the Wall Street Journal at the time the loan is processed, plus 1%. A participant may have only one outstanding loan at any given time. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

The Plan pays administrative fees to the Trustee. Other administrative expenses, such as legal and accounting expenses, are paid by the Company.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments in the common/collective trust funds are stated at fair value as determined by the quoted redemption price on the last business day of the Plan year as established by the Trustee. Equity securities and mutual funds, which are traded on security exchanges, are stated at fair value based on quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in value by $2,227,357 as follows:

Year ended December 31 2004

Mutual Funds & Common/Collective Trusts	$2,206,446
Magnetek Stock Fund	20,911
$2,227,357

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003
SEI Trust Company Stable Asset Value	$17,062,897	$16,591,830
American Century Funds:
ACI Equity Index	8,382,244	8,516,514
Large Company Value	3,376,702	—
Small Cap Value	3,214,428	2,805,190
FE Overseas	2,845,489	2,472,631
Heritage	2,255,970	2,965,130
International Growth	2,162,280	2,037,961
Morgan Stanley Institutional Value Equity B	—	2,761,060

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 5, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

Transactions with parties-in-interest include purchases and sales of assets through the Trustee, the Plan’s investment in Magnetek common stock, contributions from the Company and fees paid to the Trustee.

6. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Supplemental Schedule

Magnetek FlexCare Plus Retirement Savings Plan

EIN:  95-3917584   Plan:  003

Schedule H, Line 4i –Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

	SEI Trust Company	Stable Asset Value	$17,062,897
	American Century	ACI Equity Index	8,382,244
	American Century	Large Co Value	3,376,702
	American Century	Small Cap Value	3,214,428
	American Century	FE Overseas	2,845,489
	American Century	Heritage	2,255,970
	American Century	International Growth	2,162,280
	PIMCO	Total Return	1,777,955
*	Magnetek	Common Stock	480,160
*	Various	Participant Loans
		Interest rates ranging from 5.0% to 11.5% maturing through 2008	153,191
			$41,711,316

*Party-in-interest as defined by ERISA.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized:

MAGNETEK FLEXCARE PLUS RETIREMENT SAVINGS PLAN

By:	/s/ DAVID P. REILAND
EXECUTIVE VICE-PRESIDENT & CHIEF FINANCIAL OFFICER

Date: July 14, 2005

Exhibits Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm - Moss Adams LLP

23.2	Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP